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            Filed by: Fleetwood Enterprises, Inc. and Fleetwood Capital Trust II
                           Pursuant to Rule 425 Under the Securities Act of 1933 Subject Companies: Fleetwood Enterprises, Inc. and Fleetwood Capital Trust
                                   Commission File Nos.: 333-62838 and 333-62850


                       [FLEETWOOD ENTERPRISES, INC. LOGO]


             FLEETWOOD ANNOUNCES COMMENCEMENT OF EXCHANGE OFFER AND
            OFFER OF CONVERTIBLE TRUST PREFERRED SECURITIES FOR CASH

         RIVERSIDE, CA, December 6, 2001 -- Fleetwood Enterprises, Inc. (NYSE:FLE), the nation's largest manufacturer of recreational vehicles and a leading producer and retailer of manufactured housing, today announced the commencement of an exchange offer for its existing convertible trust preferred securities and an additional offer of new convertible trust preferred securities for cash. The new 9.75% convertible trust preferred securities due February 15, 2013, of Fleetwood Capital Trust II (the "new securities") may be exchanged for up to $86.25 million in aggregate liquidation amount of Fleetwood Capital Trust's outstanding 6% convertible trust preferred securities due February 15, 2028 (CUSIP No. 399072407) (the "old securities").

         Pursuant to the exchange offer, holders can elect to exchange their old securities for new securities. Holders will receive $20 in liquidation amount of new securities for each $50 in liquidation amount of their old securities.

         Payment obligations under the new securities will be subordinated to the Company's payment obligations under its senior debt but will rank senior to its obligations under the old securities that remain outstanding after completion of the exchange offer.

         No more than $34.5 million in aggregate liquidation amount of new securities will be issued in exchange for old securities. If more than $86.25 million in aggregate liquidation amount of old securities are validly tendered in the exchange offer, the Company will accept old securities for exchange on a pro rata basis.

         In conjunction with the exchange offer, Fleetwood is also offering investors the right to purchase up to an aggregate of $50 million in liquidation amount of additional new securities for cash pursuant to the cash offering. The cash offering is not conditioned upon a minimum number of new securities being sold in the cash offering nor upon consummation of the exchange offer.

         The exchange offer will expire at 5:00 p.m., New York City time, on January 4, 2002, unless the Company extends the offer. The cash offering may close earlier than the exchange offer.

         Holders must tender their old securities on or prior to the expiration date in order to receive new securities. The exchange offer is subject to the satisfaction of specified conditions, including receipt of valid tenders from holders of at least $50 million in aggregate liquidation amount of old securities, and the receipt of proceeds in the cash offering of an amount equal to at

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least 31% of the aggregate liquidation amount of old securities tendered and accepted in the exchange offer.

         The complete terms of the exchange offer and cash offering are contained in the preliminary prospectus and exchange offer documents dated December 5, 2001.

         Fleetwood Enterprises has filed a Registration Statement with the Securities and Exchange Commission on Forms S-3 and S-4, and has also filed a Schedule TO. The Registration Statement and the preliminary prospectus and exchange offer documents contained in the Registration Statement contain important information about Fleetwood, the exchange offer, the cash offering, and related matters. Security holders and potential investors are urged to read the Registration Statement and the preliminary prospectus and exchange offer documents, the Schedule TO and any other relevant documents filed by Fleetwood Enterprises with the SEC. These and any other relevant documents can be accessed for free through the Website maintained by the SEC at http://www.sec.gov. In addition, these documents are available free of charge by contacting the Information Agent for the offer, D.F. King & Co., at (800) 290-6428.

         The Registration Statement has not yet become effective. The new securities may not be sold in the cash offering until the Registration Statement is declared effective, and although holders of the old securities may tender their old securities, tenders in the exchange offer may not be accepted prior to the expiration time of the exchange offer. This press release shall not constitute an offer to sell or an offer to buy nor shall there be any sale of the new securities in any state in which such offer, solicitation or sale would be unlawful.

         THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION BASED ON THE BELIEFS OF THE COMPANY'S MANAGEMENT AS WELL AS ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO, THE COMPANY'S MANAGEMENT. SUCH STATEMENTS REFLECT THE CURRENT VIEWS OF THE COMPANY WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES, AND ASSUMPTIONS, INCLUDING RISK FACTORS IDENTIFIED IN THIS PRESS RELEASE, THE COMPANY'S 10-K AND OTHER SEC FILINGS. THESE RISK FACTORS INCLUDE, WITHOUT LIMITATION, CONTINUED WEAKNESS IN THE MANUFACTURED HOUSING AND RECREATIONAL VEHICLE MARKETS, THE COMPANY'S ABILITY TO SECURE ADDITIONAL FINANCING ON FAVORABLE TERMS AND IN A TIMELY MANNER, THE AVAILABILITY OF WHOLESALE AND RETAIL FINANCING IN THE FUTURE AND CHANGES IN RETAIL INVENTORY LEVELS IN THE MANUFACTURED HOUSING AND RECREATIONAL VEHICLE INDUSTRIES. ACTUAL RESULTS, EVENTS AND PERFORMANCE MAY DIFFER MATERIALLY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO RELEASE PUBLICLY THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

FOR FURTHER INFORMATION, CONTACT BOYD R. PLOWMAN, SVP AND CHIEF FINANCIAL OFFICER, +1-909-351-3340, OR LYLE LARKIN, VP AND TREASURER, +1-909-351-3535,
BOTH OF FLEETWOOD ENTERPRISES, INC.

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